MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 23, 2006

3.	News Release

A news release dated February 23, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on February 23, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 23, 2006, TransGlobe announced a new oil discovery well on Block 32 in the Republic of Yemen and its 2006 forecast.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 23, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
NEW FIELD DISCOVERY IN REPUBLIC OF YEMEN AND 2006 FORECAST
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, February 23, 2006 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a new oil discovery well on Block 32 in the Republic of Yemen.

BLOCK 32, REPUBLIC OF YEMEN (13.81% working interest)

Oil test on Godah #1:
The Godah #1 well was drilled to a total depth of 1,841 meters and completed as an oil well. Godah #1 tested a 4.0 meter Qishn sandstone section at a flowing rate of 1,839 barrels of oil per day and 4.4 million cubic feet of gas per day. No water was produced with the oil. This is the first well drilled on the Godah structure. An appraisal location, Godah #2, approximately 1,100 meters to the northeast is expected to commence drilling in approximately four weeks. The appraisal well should encounter the reservoir sands further down structure to evaluate the position of the oil/water contact.

Godah #1 is the first of twelve exploration wells planned for 2006 on TransGlobe’s four international projects. Development drilling is also planned for Block S-1 in Yemen and for the Canadian properties. TransGlobe’s 2006 budget is expected to be funded entirely from cash flow and working capital.

CORPORATE 2006 FORECAST

TransGlobe expects 2006 production to average between 5,300 to 5,600 Boepd with 2006 cash flow from operations to be between $43 million and $45 million, based on an average dated Brent oil price of $55.00/Bbl and an AECO gas price of Cdn$7.50/Mcf, from existing fields in Yemen and planned developments in Canada. This forecast excludes any potential production from the Godah discovery.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 –5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com